Exhibit 99.2

Contact:	Mike Murphy
Chief Financial Officer
(256) 747-9800

CAVALIER HOMES AND CAVALIER HOMES COMMITTEE FOR CHANGE SETTLE PROXY CONTEST

CURTIS D. HODGSON AND KENNETH E. SHIPLEY SELECTED TO JOIN
THE COMPANY'S BOARD OF DIRECTORS

2009 ANNUAL MEETING DATE RESET FOR MAY 26, 2009

Addison, Ala. (May 14, 2009) – Cavalier Homes, Inc. (NYSE Amex: CAV) and the members of the Cavalier Homes Committee for Change including Legacy Housing, LTD., Shipley Brothers, LTD., Curtis D. Hodgson, Kenneth E. Shipley, and certain of their affiliates, which beneficially own approximately 9.6% of Cavalier's outstanding shares of common stock, today announced that they have reached an agreement to settle the proxy contest relating to Cavalier's 2009 Annual Meeting of Stockholders.

Under the terms of the agreement, Cavalier has increased the size of its Board from eight to 10 directors and appointed Curtis D. Hodgson and Kenneth E. Shipley to serve as directors of the Company for a term to end no earlier than the Company's 2009 Annual Meeting of Stockholders.  Cavalier also has agreed that at its 2009 Annual Meeting, the Company will nominate Hodgson and Shipley, along with the other members of its Board of Directors, for election as directors of the Company for terms expiring at the Company's 2010 Annual Meeting or until their successors are duly elected and qualified.

As a condition of the agreement, the members of the Committee will end their efforts to elect Michael R. O'Connor to the Board and have agreed to immediately cease all efforts related to their own proxy solicitation.

In addition, Cavalier has agreed to reimburse the members of the Committee for its actual out-of-pocket expenditures relating to the proxy contest, up to a maximum reimbursable amount of $200,000.  Both Cavalier and the members of the Committee also have agreed to a mutual release of claims in connection with the proxy contest.

In order to allow adequate time for the Company to notify its stockholders of its newly proposed slate of 10 directors, Cavalier has postponed the 2009 Annual Meeting of Stockholders until May 26, 2009, beginning at 2:00 P.M., Central Daylight Time, at The Summit Club at the Regions-Harbert Plaza, 1901 6th Avenue North, Suite 3100, Birmingham, Alabama 35203.

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CAV Settles Proxy Contest

May 14, 2009

"We are pleased to announce this mutually beneficial compromise with the Cavalier Homes Committee for Change," said Barry B. Donnell, Chairman of the Board of Directors of Cavalier.  "This solution allows us to retain experienced and dedicated board members that we believe have contributed to our past success, and who will continue to play an important role in guiding Cavalier in the challenging times ahead.  At the same time, it provides for the inclusion of differing viewpoints and alternative thinking put forward by capable and experienced members of the Committee, which we think is a healthy part of our corporate governance objectives."

Curtis D. Hodgson endorsed the settlement as well, saying, "We are very pleased with this settlement.  It is time to end this proxy contest and redirect all of our efforts to creating value for stockholders. We believe numerous opportunities exist to unlock value in Cavalier shares.  We look forward to working closely with the other members of the Board and believe our direct industry experience will significantly strengthen the Board."

Cavalier Homes, Inc. and its subsidiaries produce and sell manufactured housing.  The Company markets its homes primarily through independent dealers, including exclusive dealers that carry only Cavalier products.

Important Information
Cavalier has filed a proxy statement in connection with its 2009 Annual Meeting of Stockholders.  The Company's stockholders are strongly advised to read the proxy statement and the accompanying WHITE proxy card, as they contain important information, including information relating to the participants in such proxy solicitation.  Stockholders can obtain this proxy statement, any amendments or supplements to the proxy statement and other documents filed by Cavalier with the SEC for free at the internet website maintained by the SEC at www.sec.gov and Cavalier's website at www.cavhomesinc.com.

With the exception of historical information, the statements made in this press release, including those containing the words "expects," "anticipates," "thinks" and "believes," and words of similar import, and those relating to industry trends and conditions, Cavalier's expectations for its results of operations during the most recent fiscal quarter and in future periods, acceptance of Cavalier's new product initiatives and the effect of these and other steps taken in the last several years on Cavalier's future sales and earnings, the use of Cavalier's cash to fund inventory financing programs, and Cavalier's plans and expectations for addressing current and future industry and business conditions, constitute forward-looking statements, are based upon current expectations, and are made pursuant to the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain known and unknown assumptions, risks and uncertainties that could cause actual results to differ materially from those included in or contemplated by the statements, including among other matters, significant competitive activity, including promotional and price competition; interest rates; increases in raw material and energy costs; changes in customer demand for Cavalier's products; inherent risks in the market place associated with new products and new product lines; the impact to Cavalier and the industry from changes in lending programs or the termination of lending programs by national lenders, and other risk factors listed from time to time in Cavalier's reports filed with the Securities and Exchange Commission, including, but not limited to, those discussed or indicated in Cavalier's Annual Report on Form 10-K for the period ended December 31, 2008, under the heading "Item 1A. Risk Factors," and its Quarterly Report on Form 10-Q for the period ended March 28, 2009, under the heading "Cautionary Factors That May Affect Future Results," as filed with the Securities and Exchange Commission. Cavalier disclaims any obligation to update any forward-looking statements as a result of developments occurring after the issuance of this press release.

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